FORM 3
         U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
                 WASHINGTON, D.C.  20549              |    OMB APPROVAL     |
                  INITIAL STATEMENT OF                |_____________________|
           BENEFICIAL OWNERSHIP OF SECURITIES         |OMB NUMBER: 3235-0104|
                                                      |EXPIRES:             |
                                                      | SEPTEMBER 30, 1998  |
       Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
         Securities Exchange Act of 1934,             |BURDEN HOURS         |
        Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
          Holding Company Act of 1935                 |_____________________|
       or Section 30(f) of the Investment
              Company Act of 1940

 1. Name and Address of Reporting Person

    Wheels MergerCo LLC
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        (Last)                      (First)                    (Middle)
    c/o Apollo Advisors IV, L.P.
   Two Manhattanville Road
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                                    (Street)

       Purchase                      NY                         10577
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        (City)                      (State)                      (Zip)
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 2. Date of Event Requiring Statement (Month/Day/Year)

      June 18, 1998
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 3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

 ___________________________________________________________________________
 4. Issuer Name and Ticker or Trading Symbol

      XTRA Corporation (XTR)
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 5. RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER (CHECK ALL APPLICABLE)
  (  ) DIRECTOR
  ( X) 10% OWNER
  (  ) OFFICER (GIVE TITLE BELOW)
  (  ) OTHER (SPECIFY TITLE BELOW)
  _____________________________________
 ___________________________________________________________________________
 6. IF AMENDMENT, DATE OF ORIGINAL (MONTH/DAY/YEAR)

 ___________________________________________________________________________
 7. INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LINE)
     X FORM FILED BY ONE REPORTING PERSON
    ___FORM FILED BY MORE THAN ONE REPORTING PERSON

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 TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
 ____________________________________________________________________________
 |1. TITLE OF SECURITY|2. AMOUNT OF   |3. OWNERSHIP  |4. NATURE OF INDIRECT  |
 |   (INSTR. 4)       |   SECURITIES  |   FORM DIRECT|   BENEFICIAL OWNERSHIP|
 |                    |   BENEFICIALLY|   DIRECT (D) |   (INSTR. 5)          |
 |                    |   OWNED       |   OR INDIRECT|                       |
 |                    |   (INSTR. 4)  |   (I) (INSTR.|                       |
 |                    |               |   5)         |                       |
 |____________________|_______________|______________|_______________________|

 [TYPE ENTRIES HERE]

 Common Stock, par
 value $0.50 per share    6,664,300      I              See explanation
                                                        below
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 TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
 ___________________________________________________________________________
 1. Title of Derivative Security (Instr. 4)

 ___________________________________________________________________________
 2. Date Exercisable and Expiration Date (Month/Day/Year)
      ________________________                  _________________________
          Date Exercisable                          Expiration Date
 ___________________________________________________________________________
 3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)
    ________________________________        _______________________________
                 Title                         Amount of Number of Shares
 ___________________________________________________________________________
 4. Conversion or Exercise Price of Derivative Security

 ___________________________________________________________________________
 5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)(Instr. 5)

 ___________________________________________________________________________
 6. Nature of Indirect Beneficial Ownership (Instr. 5)


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     EXPLANATION OF RESPONSES:

      Wheels MergerCo LLC (the "LLC"), a Delaware limited liability company owned by Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. and other parties, may be deemed to be the beneficial owner of more than 10% of the outstanding shares of common stock (the

      "Common Stock"), par value $.50, of XTRA Corporation ("XTRA") as a result of its entering into Voting Agreements (the "Voting Agreements") with certain shareholders of XTRA owning 6,664,300 shares or approximately 43.5% of the outstanding shares of XTRA's Common Stock. Pursuant to the Voting Agreements, certain shareholders of XTRA have agreed to vote in favor of the transactions contemplated by the Agreement and Plan of Merger and Recapitalization, dated as of June 18, 1998, by and between the LLC and XTRA and against any competing proposals and have granted to the LLC an irrevocable proxy to secure the aforesaid agreements. The LLC has no pecuniary interest in any of the shares covered by the Voting Agreement and disclaims beneficial ownership of any of such shares.


           /s/ Andrew Africk                       June 29, 1998
    ---------------------------------          ---------------------
    **  SIGNATURE OF REPORTING PERSON                   DATE

    _____________________________

    ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS.
        SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).

   NOTE:  FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY
   SIGNED.
   IF SPACE PROVIDED IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE

   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOR REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
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